On December 11, 2017, the Board of Trustees of the Fund approved a non-fundamental change to the Fund's investment policy. As a result, effective on or around March 30, 2018, the Fund will no longer be required to invest at least 65% of its Managed Assets in equity securities issued by energy sector MLPs and energy sector MLP-related entities and the restriction limiting the Fund's investments in equity securities issued by energy companies to 35% of its Managed Assets will be removed. The Fund's remaining investment policies, including the policy requiring the Fund to invest at least 85% of its Managed Assets in securities of energy companies, and energy sector MLPs and energy sector MLP-related entities, have not been changed.